Mail Stop 4-6

								March 8, 2005

Jan E. Chason
Chief Financial Officer
Majesco Holdings, Inc.
160 Raritan Center Parkway
Edison, New Jersey 08837


	RE: 	Majesco Holdings, Inc.
		Post-Effective Amendment No. 1 to Form S-1
		On Form S-3
		Filed February 3, 2005
		File No. 333-115822



Dear Mr. Chason:

      This is to advise you that we limited our review to matters relating to your currently pending registration statement, 333-
122519, and have the following comment.

      If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file a supplemental response. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. Please refer to our comment letter dated March 5, 2004 in connection with our limited review of your Form S-3, 333-121690. To the extent these comments apply to this filing, please amend your registration statement. We will not declare you effective on this post-effective amendment until the applicable comments are resolved.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
Please
provide this request at least two business days in advance of the requested effective date.

    Direct any questions to Loryn Zerner at (202) 942-1910. If you require additional assistance, you may contact Mark Shuman, Branch Chief-Legal at (202) 942-1818 or me at (202) 942-1800.


								Sincerely,


								Barbara C. Jacobs
								Assistant Director




      cc:	Via Facsimile 212-983-3115
      	Faith L. Charles, Esq.
      	Todd Mason, Esq.
      	Mintz, Levin, Cohn, Ferris, Glovsky & Popeo

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Majesco Holdings, Inc.
Form S-3
Page 1